TENNYSON
NETWORKS LIMITED

03 FEB 25 AM 7:21

February 25, 2003

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finar
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03007353

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 25 February 2003 **re Shareholders Update**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/20

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3-8558 0424 FAX +61-3-8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

SHAREHOLDER UPDATE – ACQUISITION OF DATA SERVICES BUSINESS FROM ERICSSON NEW ZEALAND

Melbourne, 25 February 2003 – Further to its recent announcement of 13 February 2003, Tennyson Networks (ASX: TNY) provides the following information.

The Company expects to pay the deposit with respect to the acquisition of the Data Services business, on or before 1 March 2003.

Settlement is anticipated to occur approximately 30 days thereafter.

Rick A. Pullia
Company Secretary